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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 12)*



                       RADA ELECTRONIC INDUSTRIES LIMITED
                    ----------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS .005 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    750115305
                    ----------------------------------------
                                 (CUSIP Number)


                              Robert T. Burke, Esq.
                                   MBV Law LLP
                                855 Front Street
                             San Francisco, CA 94111
                                 (415) 781-4400

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 19, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
-----------------------                                    ---------------------
  CUSIP NO. 750115305                                        PAGE 2 OF 4 PAGES
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Howard P.L. Yeung
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
--------------------------------------------------------------------------------
   NUMBER OF              SOLE VOTING POWER
                   7
     SHARES               4,070,384
                   -------------------------------------------------------------
  BENEFICIALLY            SHARED VOTING POWER
                   8
    OWNED BY              0
                   -------------------------------------------------------------
      EACH                SOLE DISPOSITIVE POWER
                   9
    REPORTING             4,070,384
                   -------------------------------------------------------------
     PERSON               SHARED DISPOSITIVE POWER

      WITH        10      0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,070,384
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [X]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
--------------------------------------------------------------------------------

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SCHEDULE 13D
-----------------------                                    ---------------------
  CUSIP NO. 750115305                                        PAGE 3 OF 4 PAGES
-----------------------                                    ---------------------


         This Amendment amends Item 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by amendments to the Schedule 13D filed on August 11, 1999, February 1, 2001, March 28, 2001, April 23, 2001, May 21, 2001, July 17, 2001,
October 10, 2001, December 12, 2001, January 28, 2002, March 29, 2002, and May 21, 2002, relating to the Ordinary Shares, par value NIS.005 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such item as set forth below.

         Rada's Form 20-F filed on June 28, 2002, refers to the conversion into Ordinary Shares of certain debt owed by Rada to H. Yeung (the "Debt Conversion"), and the issuance to H. Yeung of warrants in connection therewith. Because H. Yeung has not received confirmation of the closing of the Debt Conversion and the corresponding warrants have not yet been issued, neither the Debt Conversion nor the issuance of the warrants is being reported in this Amendment 12. Nor has H. Yeung received confirmation of the closing of the private placement described in the Form 20-F. The shares issuable in connection therewith are therefore not included in the number of Ordinary Shares outstanding. When confirmation of the closings of the above transactions has been received, a subsequent amendment to this Schedule 13D will be filed.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

         Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

         (a) H. Yeung owns directly 3,834,472 Ordinary Shares, representing approximately 27.8% of the outstanding Ordinary Shares. If H. Yeung were to exercise the First Stock Purchase Warrant and the 2001 Warrant previously reported, he would own 4,070,384 Ordinary Shares, representing approximately 29.0% of the outstanding Ordinary Shares. These percentages are based on 13,816,839 Ordinary Shares issued and outstanding as of June 20, 2002, according to Rada's Form 20-F filed on June 28, 2002. Any percentages in this report that assume exercise of warrants include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired by the exercise of such warrants.

         As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). Horsham currently owns 1,350,086 Ordinary Shares (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 5,420,470 Ordinary Shares (assuming full exercise of the First Stock Purchase Warrant and the 2001 Warrant). Such 5,420,470 Ordinary Shares would represent approximately 38.6% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

         (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

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SCHEDULE 13D
-----------------------                                    ---------------------
  CUSIP NO. 750115305                                        PAGE 4 OF 4 PAGES
-----------------------                                    ---------------------

         (c) H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

                Date                 Ordinary Shares      Price per Share

                     05/30/02         27,000                   0.70000
                     06/04/02         16,000                   0.72000
                     06/06/02         50,000                   0.71800
                     06/07/02          8,500                   0.65000
                     06/10/02          5,000                   0.65000
                     06/11/02         10,000                   0.65000
                     06/17/02         10,900                   0.62450
                     06/24/02          2,200                   0.63000
                     06/25/02          4,100                   0.63000
                     06/26/02          5,000                   0.63000
                     06/27/02          5,000                   0.63000
                     07/05/02         50,000                   0.63000
                     07/09/02          5,600                   0.63000
                     07/12/02          1,700                   0.63000
                     07/17/02          2,500                   0.63000
                     07/19/02            100                   0.63000
                     07/22/02          9,100                   0.63000
                     08/02/02          2,600                   0.63000
                     08/06/02          5,000                   0.63000
                     08/08/02         13,000                   0.63000


         (d)  Not applicable.

         (e)  Not applicable.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2002


     /s/ Howard P.L. Yeung
------------------------------------
        Howard P.L. Yeung